# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Universe Pharmaceuticals INC, CIK 0001809616
CUSIP: G9442G138
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 265 Jingjiu Avenue, Jinggangshan Economic and Technological, Ji'an, Jiangxi, China (F4), 343100
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002112995
Persons authorized to receive notices and communications: GANG LAI, 265 Jingjiu Avenue, Jinggangshan Econ. and Tech. Dev. Zone, Ji'an, Jiangxi, China (F4), 343100, 86-0796-8403309

## Reporting persons
- Sununion Holding Group Ltd (CIK 0001905619): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,467; sole dispositive power 0; shared dispositive power 3,467; aggregate amount beneficially owned 3,467 (0.55% of the class)
  Comment: The amount in rows 8, 10 and 11 represents 3,467 Class A ordinary shares issuable upon the conversion of 3,467 Class B ordinary shares beneficially owned by Mr. Gang Lai through Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands, which is controlled by Mr. Gang Lai.
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 631,761 Class A ordinary shares of the Issuer issued and outstanding as of the date of this filing, plus 3,467 Class A ordinary shares issuable upon the conversion of 3,467 Class B ordinary shares beneficially owned by Mr. Gang Lai through Sununion Holding Group Limited.
- Gang Lai (CIK 0002112995): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 84,500; shared voting power 3,467; sole dispositive power 84,500; shared dispositive power 3,467; aggregate amount beneficially owned 87,967 (13.58% of the class)
  Comment: The amount in rows 7 and 9 represents 71,890 Class A ordinary shares directly owned by Mr. Gang Lai and 12,610 Class A ordinary shares issuable upon the conversion of 12,610 Class B ordinary shares directly owned by Mr. Gang Lai.
  
  The amount in rows 8 and 10 represents 3,467 Class A ordinary shares issuable upon the conversion of 3,467 Class B ordinary shares beneficially owned by Mr. Gang Lai through Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands, which is controlled by Mr. Gang Lai.
  
  The amount in row 11 represents 71,890 Class A ordinary shares directly owned by Mr. Gang Lai, 12,610 Class A ordinary shares issuable upon the conversion of 12,610 Class B ordinary shares directly owned by Mr. Gang Lai, and 3,467 Class A ordinary shares issuable upon the conversion of 3,467 Class B ordinary shares beneficially owned by Mr. Gang Lai through Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands, which is controlled by Mr. Gang Lai.
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 631,761 Class A ordinary shares of the Issuer issued and outstanding as of the date of this filing, plus 16,077 Class A ordinary shares issuable upon the conversion of 16,077 Class B ordinary shares directly owned by Mr. Gang Lai and beneficially owned by Mr. Gang Lai through Sununion Holding Group Limited.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Name of issuer: Universe Pharmaceuticals INC
Address of issuer's principal executive offices: 265 Jingjiu Avenue, Jinggangshan Economic and Technological, Ji'an, Jiangxi, China (F4), 343100

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by Sununion Holding Group Limited and Gang Lai. Because Gang Lai is the control person of Sununion Holding Group Limited (with Sununion Holding Group Limited and Gang Lai hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the Class B ordinary shares held by Sununion Holding Group Limited. Each of the persons identified in this Schedule 13D is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of Sununion Holding Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of the principal business office of Gang Lai is 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji'an, Jiangxi, People's Republic of China 343100.
Present principal occupation or employment: The principal occupation of Gang Lai is to serve as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The principal business of Sununion Holding Group Limited is to be a shareholder of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sununion Holding Group Limited is organized under the laws of the British Virgin Islands. Gang Lai is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 7, 2026, the Issuer granted to Gang Lai 71,890 Class A ordinary shares and 12,610 Class B ordinary shares under the Issuer's 2026 Equity Incentive Plan (the "Equity Grant"), in consideration for past services rendered by Gang Lai to the Issuer. The Equity Grant was made pursuant to the terms of an award agreement entered into by and between Gang Lai and the Issuer, dated May 5, 2026 (the "Award Agreement"). No funds were used in connection with the Equity Grant.

In addition, Sununion Holding Group Limited, a business company incorporated in the British Virgin Islands which is owned as to 100% and controlled by Gang Lai, holds 3,467 Class B ordinary shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Gang Lai serves as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. In such capacities, Gang Lai may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers, and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, Gang Lai does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Gang Lai acquired the ordinary shares pursuant to the Equity Grant and intends to maintain his holding in the Issuer on a continuing basis. Nevertheless, he may acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares that he beneficially owns.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Sununion Holding Group Limited beneficially owns 3,467 Class B ordinary shares, which represents 0.55% of the Issuer's outstanding Class A ordinary shares as of the date of this filing. Gang Lai, who is the control person of Sununion Holding Group Limited, may be deemed to beneficially own the ordinary shares held by Sununion Holding Group Limited. In addition, Gang Lai directly owns 71,890 Class A ordinary shares and 12,610 Class B ordinary shares. Gang Lai therefore beneficially owns 87,967 ordinary shares (consisting of 71,890 Class A ordinary shares and 16,077 Class B ordinary shares), which represents 13.58% of the Issuer's outstanding Class A ordinary shares as of the date of this filing. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Class A ordinary shares beneficially owned by each Reporting Person as set forth in this Schedule 13D by (ii) the sum of 631,761 Class A ordinary shares outstanding as of the date of this filing and the number of Class A ordinary shares issuable upon the conversion of any securities convertible into Class A ordinary shares within 60 days from the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: Gang Lai has sole voting and sole dispositive power over the 71,890 Class A ordinary shares and 12,610 Class B ordinary shares he directly holds. He has shared voting and shared dispositive power over the 3,467 Class B ordinary shares held through Sununion Holding Group Limited. Sununion Holding Group Limited has shared voting power and shared dispositive power over the 3,467 Class B ordinary shares it directly holds.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class A ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable. Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Joint Filing Agreement

## Signatures
- Sununion Holding Group Ltd: /s/ Gang Lai, Gang Lai / Director (05/21/2026)
- Gang Lai: /s/ Gang Lai, Gang Lai (05/21/2026)